FOR IMMEDIATE RELEASE      Contact: Guy T. Marcus
September 29, 1998                  Vice President-Investor Relations
                                    (214) 978-2691

                     HALLIBURTON AND DRESSER COMPLETE MERGER

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) and Dresser Industries, Inc. (NYSE:DI) today completed the merger of the two companies. Halliburton Company is the continuing entity and will be traded on the New York Stock Exchange under the ticker symbol "HAL".
         Under the terms of the merger agreement, approved at separate meetings by Halliburton and Dresser shareholders on June 25, Dresser's shareholders will receive one share of newly issued Halliburton common stock for each share of Dresser common stock. As a result of the merger, Halliburton will issue approximately 176 million new shares of its common stock to Dresser shareholders. This increases Halliburton's outstanding common shares from about 263 million to 439 million. Halliburton will account for the merger as a pooling of interests.
         Combined revenues for 1997 were $16.3 billion and net income was $772 million ($1.77 per share diluted). For the first six months of 1998 revenues were $8.8 billion and net income was $447 million ($1.01 per share diluted). At June 30, 1998 the combined company had shareholders equity of $4.6 billion and long-term debt of $1.3 billion. Halliburton's June 30, 1998 engineering and construction backlog was $11.3 billion. The company expects to recognize a 1998 third quarter one time pretax charges of approximately $900 million to provide for consolidation, restructuring and merger related expenses.
         The executive committee of Halliburton now includes Dick Cheney, Halliburton Company's chief executive officer; William E. Bradford, chairman of the company's board of directors; David J. Lesar, president and chief operating officer; and Donald C.
Vaughn, vice chairman.

                                Page 5 of 7 Pages
                       The Exhibit Index Appears on Page 4

         Five members of the Dresser board of directors, including William E. Bradford, Lawrence S. Eagleburger, Ray L. Hunt, J. Landis Martin and Jay A. Precourt, have joined the Halliburton board following the merger. As previously announced, Dale P. Jones has elected to retire from Halliburton's board of directors and as vice chairman of the company concurrent with completion of the merger. Halliburton now has a total of 14 directors.
         Dick Cheney, chief executive officer of Halliburton Company, said, "The merger is designed to result in long-term benefits for the company's stakeholders - its customers, employees, and shareholders. It significantly broadens the company's offerings and also improves our position as the leader in providing integrated project management services -- from the earliest phases of field development through the production and delivery of oil and gas to the marketplace. The combination of M. W. Kellogg's engineering expertise with Brown & Root's project management and construction strengths enhances the competitive position of the new Kellogg Brown & Root organization. In addition, we are adding a new energy equipment business segment. The merger will both lower
Halliburton's cost structure and increase its operating income from added revenues. We expect that net synergistic benefits will add at least $250 million pretax to earnings on an annualized basis."
         Bill Bradford, Halliburton Company's new chairman of the board, commented, "Halliburton's vision is to be the premier global solutions provider for energy services, engineering and construction, and energy equipment. The strategy the company has adopted to achieve this vision is based upon our commitment to integration - both the internal integration of all business operations, as well as integration of Halliburton's core competencies with those of our customers. We support the vision with four key goals to serve our customers - operational excellence, technological leadership, innovative business relationships and maintenance of a dynamic workforce."


                                Page 6 of 7 Pages
                       The Exhibit Index Appears on Page 4

         Dave Lesar, president and chief operating officer of Halliburton, said, "The new organizational structure of Halliburton Company will now consist of three business segments. The Energy Services Group business segment will continue to operate with four business units. The Halliburton Energy Services business unit will now include the petroleum services business of Dresser. The Brown & Root Energy Services unit adds all of Dresser's upstream engineering and construction businesses. The Engineering and Construction Group business segment will incorporate Dresser's related units, including M.W. Kellogg, to form the new Kellogg Brown & Root business unit. The Dresser Equipment Group business segment will carry over in its entirety from Dresser to form a new a Halliburton business segment. We now move forward on a fast-track to implement cost savings, develop revenue enhancements and begin new research and development initiatives that will benefit future financial performance of the company."
         Earlier today Halliburton entered into a consent decree with the U.S,. Department of Justice requiring divestiture of Halliburton's current worldwide logging-while-drilling (LWD) business which in 1997 had revenues of less than $50 million, or approximately four-tenths of one percent (0.4%) of the combined revenues to Halliburton and Dresser. Halliburton's existing directional drilling and Dresser's Sperry-Sun division are not impacted by the decree. In addition Halliburton will continue to provide customers with sonic LWD services using its existing sonic technologies. The consent decree requires Halliburton to divest its LWD business within 180 days. No other Halliburton or Dresser business divestitures are required. Halliburton has retained Warburg Dillon Read LLC to assist it in the sale of its LWD business.
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. In 1997 Halliburton conducted business with a workforce of approximately 100,000 in over 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.

                                       ###

                                Page 7 of 7 Pages
                       The Exhibit Index Appears on Page 4